SECURI 04017215 ISSION

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-44919 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRESTIGE FINANCIAL CENTER, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1501 BROADWAY, SUITE 1810
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE KIRSHBAUM (212) 221-1919
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, LAWRENCE KIRSHBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRESTIGE FINANCIAL CENTER, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

GEORGI A. MICHELE
Notary Public, State of New York
No 01MI2589850
Qualified in New York County
Commission Expires 5/31/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PRESTIGE FINANCIAL CENTER, INC.

## R E P O R T

## FORM X-17A-5

## DECEMBER 31, 2003

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# PRESTIGE FINANCIAL CENTER, INC.

# CONTENTS

## DECEMBER 31, 2003

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

**PRESTIGE FINANCIAL CENTER, INC.**

I have audited the accompanying statement of financial condition of Prestige Financial Center, Inc. as of December 31, 2003, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Prestige Financial Center, Inc. as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Arnold G. Greene

February 28, 2004

# PRESTIGE FINANCIAL CENTER, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2003

**ASSETS**

| | | |
|---|---|---|
| Current assets: | | |
| Cash | | $ 5,100 |
| Receivables from brokers and dealers: | | |
| Clearance account | $ 59,817 | |
| Money market account | 2,688 | 62,505 |
| Receivables from non-customers | | 196,021 |
| Securities owned (NASD Warrants) | | 3,300 |
| Equipment and leasehold improvements (less accumulated depreciation of $1,308) | | 2,608 |
| **Total current assets** | | **269,534** |
| Other assets: | | |
| Prepaid expenses | | 7,513 |
| **Total assets** | | **$277,047** |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| Current liabilities: | | |
| Accrued expenses payable | | $ 2,040 |
| **Total current liabilities** | | **2,040** |
| Stockholders' equity: | | |
| Common stock, par value. $.01; authorized 1200 shares; outstanding 1200 shares. | $ 12 | |
| Additional paid-in capital | 265,988 | |
| Retained earnings | 9,007 | |
| **Total stockholders' equity** | | **275,007** |
| Total liabilities and stockholders' equity | | **$ 277,047** |

See notes to financial statements.



ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# PRESTIGE FINANCIAL CENTER, INC.

## STATEMENT OF INCOME AND EXPENSE

## FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | | $ 231,172 |
| Other income | | 174,495 |
| Interest | | 5,318 |
| **Total revenue** | | **410,985** |
| Expenses: | | |
| Compensation of officer stockholders | $ 16,297 | |
| Other employee compensation | 74,713 | |
| Commissions paid to other broker-dealers | 43,963 | |
| Regulatory fees | 25,158 | |
| Other expenses | 334,820 | |
| **Total expenses** | | **494,951** |
| Income (loss) before federal income taxes | | ( 83,966) |
| Less: federal income tax | | -0- |
| **Net income (loss)** | | **($ 83,966)** |

See notes to financial statements.

# PRESTIGE FINANCIAL CENTER, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---|
| Resources provided: | | |
| Depreciation | | $ 1,308 |
| Decrease in other assets | | 79,417 |
| Decrease in receivables from brokers and dealers | | 69,953 |
| **Total resources provided** | | **150,678** |
| Resources applied: | | |
| Net loss | $ 83,966 | |
| Decrease in accrued expenses | 2,757 | |
| Increase in receivables from non-customers | 72,820 | |
| **Total resources applied** | | **159,543** |
| Decrease in cash | | ( 8,865) |
| Cash - January 1, 2003 | | 13,965 |
| Cash - December 31, 2003 | | **$ 5,100** |

See notes to financial statements.

# PRESTIGE FINANCIAL CENTER, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Stockholders Equity, January 1, 2003 | $ 358,973 |
| Less: Net loss | ( 83,966) |
| Stockholders' Equity, December 31, 2003 | $ 275,007 |

## STATEMENT OF CHANGES IN LIABILITIES

## SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

## FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Balance, January 1, 2003 | $ -0- |
| Increases and (decreases) | -0- |
| Balance, December 31, 2003 | $ -0- |

See notes to financial statements.

## PRESTIGE FINANCIAL CENTER, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2003

1. Summary of significant accounting policies:

   Income taxes:

   The corporation has elected to be taxed as a 'C' Corporation. The net income (loss) of the company is taxed to the corporation.

2. The following supplementary information is submitted:

   Exemption from Rule 15c-3-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through another broker-dealer, Pershing, LLC on a fully disclosed basis.

   Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $65,508. In January 2004, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $86,951. The difference of $21,443 is due to accruals and reclassifications made during the audit.

# PRESTIGE FINANCIAL CENTER, INC.

## COMPUTATION OF NET CAPITAL

## DECEMBER 31, 2003

| | | |
|---|---|---|
| Capital | | $ 275,007 |
| Less: non-allowable assets | | (209,442) |
| Net capital before haircuts | | 65,565 |
| Less: Haircuts on securities | | ( 57) |
| **Net capital** | | 65,508 |
| Greater of: | | |
| Minimum dollar net capital required | **$ 5,000** | |
| or | | |
| Minimum net capital required: (6.67% of aggregate indebtedness $2,040) | **$ 136** | 5,000 |
| **Excess net capital** | | **$ 60,508** |

### AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses, etc. | **$ 2,040** |
| Percentage of aggregate indebtedness to net capital | **3.1%** |

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

## ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

**PRESTIGE FINANCIAL CENTER, INC.**

I have examined the financial statements of Prestige Financial Center, Inc. the year ended December 31, 2003 and have issued my report thereon dated February 28, 2004. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures. errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2003, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period. disclosed no weaknesses that I believe to be material.

Arnold G. Greene

February 28, 2004